

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2022

Daniel Coyne
Chief Executive Officer
Environmental Impact Acquisition Corp
535 Madison Avenue
New York, NY 10022

> **Re: Environmental Impact Acquisition Corp**
> **Amendment No. 4 to Registration Statement of Form S-4**
> **Filed January 10, 2021**
> **File No. 333-259375**

Dear Mr. Coyne:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form S-4 filed January 10, 2021

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of GreenLight Capital Stock, page 190

1. We note the short-form tax opinion filed as Exhibit 8.2, which indicates that Foley Hoag LLP confirms and adopts as its opinion the disclosures under the heading "Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of GreenLight Capital Stock."
   - We note your statement that each of GreenLight and ENVI intends that the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Code, but that depending on the extent to which GreenLight holders dissent and perfect appraisal rights, it is possible that more than 20% of the consideration payable in the Merger will consist of cash, in which case the Merger would not qualify as a

reorganization.   Notwithstanding such possibility, please ensure that counsel provides a firm opinion for each material tax consequence, including whether the Merger will qualify as a reorganization, or explains why such an opinion cannot be given. If the opinion is subject to uncertainty, please (1) provide an opinion that reflects the degree of uncertainty (e.g., "should" or "more likely than not") and explain the facts or circumstances giving rise thereto, and (2) add risk factor and/or other appropriate disclosure setting forth the risks of uncertain tax treatment to investors. For guidance, refer to Staff Legal Bulletin No. 19, Sections III.C.1 and 4.

- Shareholders are entitled to rely on the tax opinions expressed. Delete the disclaimer on page 192 stating that the discussion of income tax consequences of the merger to U.S. holders of GreenLight capital stock is for general information purposes only and is not intended to be tax advice.   Refer to Section III.D.1 of Staff Legal Bulletin No. 19 addressing limitations on reliance.

<u>Material U.S. Federal Income Tax Consequences of the Redemption to ENVI Stockholders, page 192</u>

2.   We note the short-form tax opinion filed as Exhibit 8.1, which states that Latham & Watkins LLP confirms and adopts as its opinion the disclosures under the heading "Material U.S. Federal Income Tax Consequences of the Redemption to ENVI Stockholders."

- Please revise the opinion to remove language that certain tax consequences "generally" will apply and clearly express a firm "will" opinion for each material tax consequence, or explain why such an opinion cannot be given. Refer to Section III.B.2 of Staff Legal Bulletin No.19.

- Also, refer to Section III.C.1 and Section III.C.4 concerning opinions subject to uncertainty. In this regard, we note by way of example only statements such as the following: "*It is unclear, however, whether the redemption rights with respect to ENVI Class A Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. If the running of the holding period for ENVI Class A Common Stock is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case any gain on a redemption of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates.*" Please revise such statements to explain why counsel cannot give a "will" opinion and to describe the reason for, and degree of, uncertainty in the opinion. The disclosure should clearly state counsel's opinion regarding the holding period of the common stock and capital gain treatment, and remove statements that assume the material tax consequences at issue (e.g., "[i]f the running of the holding period for ENVI Class A Common Stock is suspended..."). Counsel may issue a "should" or 'more likely than not' opinion to make clear that the opinion is subject to a degree of uncertainty.

You may contact Julie Sherman at 202-551-3640 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Celeste Murphy at 202-551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brent Epstein